                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)

                            ------------------------

                               BAIRNCO CORPORATION
                            (Name of Subject Company)

                            ------------------------

                              BZ ACQUISITION CORP.
                             STEEL PARTNERS II, L.P.
                                 WHX CORPORATION
                       (Names of Filing Persons--Offeror)

                      ------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                            -------------------------

                                    057097107
                      (CUSIP Number of Class of Securities)

                            ------------------------

                             WARREN G. LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                               New York, NY 10022
                                 (212) 520-2300
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

--------------------------------------------------------------------------------
      TRANSACTION VALUATION*                AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
          $100,274,787.00                          $9,448.50
--------------------------------------------------------------------------------

*     Estimated  for  purposes  of  calculating  the  amount of filing fee only.
      Transaction value derived by multiplying  7,427,762 (the maximum number of shares of common  stock of subject  company  estimated  to be  acquired by
      Offeror) by $13.50 (the purchase price per share offered by Offeror).

**    The amount of the filing fee,  calculated in accordance  with Rule 0-11 of the  Securities  Exchange  Act of 1934,  as  amended,  equals  $107.00 per million dollars of transaction  value with respect to the fee paid on June
      22,  2006,  February 2, 2007 and  February 23, 2007 and $30.70 per million dollars of  transaction  value  with  respect to the fee paid on March 30,
      2007.

|X|   Check box if any part of the fee is offset as provided by Rule  0-11(a)(2)
      and identify the filing with which the offsetting fee was previously paid.
      Identify the previous filing by registration statement number, or the Form or Schedule  and the date of its filing.

                                                                BZ Acquisition
                                                                Corp. and Steel
Amount Previously Paid:       $7,792          Filing Party:     Partners II, L.P.
Form or Registration No.:     Schedule TO     Date Filed:       June 22, 2006

                                                                BZ Acquisition
                                                                Corp. and Steel
Amount Previously Paid:       $1,039          Filing Party:     Partners II, L.P.
Form or Registration No.:     Schedule TO     Date Filed:       February 2, 2007

                                                                BZ Acquisition
                                                                Corp. and Steel
Amount Previously Paid:       $101.50         Filing Party:     Partners II, L.P.
Form or Registration No.:     Schedule TO     Date Filed:       February 23, 2007

                                                                BZ Acquisition
                                                                Corp., Steel
                                                                Partners II, L.P.
Amount Previously Paid:       $516.00         Filing Party:     and WHX Corporation
Form or Registration No.:     Schedule TO     Date Filed:       March 30, 2007

|_|   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:
      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

ITEMS 1 THROUGH 9, AND ITEM 11.

      This Amendment No. 18 ("Amendment No. 18") to Tender Offer Statement on
Schedule TO (this "Schedule TO") amends and supplements the statement originally filed on June 22, 2006, as amended, by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), and BZ Acquisition Corp. (the
"Purchaser"), a Delaware corporation and a wholly owned subsidiary of WHX
Corporation ("WHX"), a Delaware corporation and an affiliate of Steel Partners
II. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common
Stock"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), of Bairnco Corporation, a
Delaware corporation (the "Company"), at $13.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated March 2, 2007 (as amended or supplemented, the "Offer to Purchase"), and in the related Amended and
Restated Letter of Transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(viii) and (a)(1)(ix), respectively
(which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the
Offer to Purchase.

      THE  AMENDED  AND   RESTATED   OFFER  TO  PURCHASE   ATTACHED  AS  EXHIBIT
(A)(1)(VIII)  TO THE SCHEDULE TO, AS AMENDED AND  SUPPLEMENTED BY THE SUPPLEMENT
TO THE AMENDED AND RESTATED OFFER TO PURCHASE  ATTACHED AS EXHIBIT  (A)(1)(XIII)
TO THE SCHEDULE TO, IS HEREBY AMENDED AS FOLLOWS:

COVER PAGE

      The cover page of the Offer to Purchase is hereby amended and restated as follows:

                 AMENDED AND RESTATED OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF
                               BAIRNCO CORPORATION
                                       AT
                              $13.50 NET PER SHARE
                                       BY
                              BZ ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                                 WHX CORPORATION
                                 AN AFFILIATE OF
                             STEEL PARTNERS II, L.P.

   THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
              FRIDAY, APRIL 13, 2007, UNLESS THE OFFER IS EXTENDED.

    STOCKHOLDERS OF RECORD OF BAIRNCO CORPORATION (THE "COMPANY") ON MARCH 5,
 2007 REMAIN ENTITLED TO RECEIVE THE COMPANY'S DECLARED FIRST QUARTER DIVIDEND
   OF $0.10 PER SHARE, FOR TOTAL CASH PROCEEDS OF $13.60 PER SHARE PURSUANT TO
  THE OFFER AND THE DIVIDEND, EVEN IF STOCKHOLDERS TENDERED THEIR SHARES PRIOR
                                  TO THAT DATE.

 THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS
   OF FEBRUARY 23, 2007 (THE "MERGER AGREEMENT"), BY AND AMONG STEEL PARTNERS
   II, L.P. ("STEEL PARTNERS II"), BZ ACQUISITION CORP. (THE "PURCHASER") AND
    THE COMPANY. AS PERMITTED BY THE MERGER AGREEMENT, STEEL PARTNERS II HAS
  TRANSFERRED ITS ENTIRE INTEREST IN THE PURCHASER TO WHX CORPORATION ("WHX"),
     AN AFFILIATE OF STEEL PARTNERS II. ACCORDINGLY, THE PURCHASER IS NOW A
                         WHOLLY OWNED SUBSIDIARY OF WHX.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER
      AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT,
      INCLUDING THE OFFER AND THE MERGER, AND IT HAS ALSO UNANIMOUSLY: (I)
   DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE ADVISABLE TO THE
       STOCKHOLDERS OF THE COMPANY AND (II) RESOLVED TO RECOMMEND THAT THE
      STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES
                     TO THE PURCHASER PURSUANT TO THE OFFER.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY
    TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION OF THE OFFER A NUMBER OF
     SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, WITH THE ASSOCIATED
    PREFERRED STOCK PURCHASE RIGHTS (TOGETHER, THE "SHARES"), OF THE COMPANY
      WHICH, TOGETHER WITH THE SHARES THEN OWNED BY STEEL PARTNERS II, THE
   PURCHASER AND THEIR AFFILIATES, REPRESENTS AT LEAST A MAJORITY OF THE TOTAL
             NUMBER OF SHARES OUTSTANDING ON A FULLY DILUTED BASIS.

                                    IMPORTANT

      Any stockholder of the Company desiring to tender Shares in the Offer should either (i) complete and sign the Amended and Restated Letter of
Transmittal (the "Letter of Transmittal") or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the
Letter of Transmittal together with the certificates representing tendered
Shares and all other required documents to American Stock Transfer & Trust
Company, the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in "The Offer--Section 3--Book-Entry
Delivery" or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder.
Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares. The associated preferred stock purchase rights are currently evidenced by the certificates representing the Shares, and by tendering Shares, a stockholder will also tender the associated preferred stock purchase rights.

      Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such
Shares pursuant to the guaranteed delivery procedure set forth in "The
Offer--Section 3--Guaranteed Delivery".

      Questions and requests for assistance may be directed to the Information
Agent at its address and telephone number set forth on the back cover of this
Amended and Restated Offer to Purchase. Additional copies of this Amended and
Restated Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed
Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

      THIS AMENDED AND RESTATED OFFER TO PURCHASE AND THE RELATED LETTER OF
TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN
THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

March 2, 2007

SUMMARY TERM SHEET

      The first sentence of the first paragraph of "Summary Term Sheet" is hereby deleted in its entirety and replaced with the following sentence:

      "BZ Acquisition Corp. ("BZ Acquisition" or "we"), a Delaware corporation and a wholly owned subsidiary of WHX Corporation ("WHX"), a Delaware corporation and an affiliate of Steel Partners II, L.P., a Delaware limited partnership
("Steel Partners II"), is offering to purchase all outstanding shares of common stock, par value $0.01 per share, of Bairnco Corporation, a Delaware corporation
("Bairnco") (together with the associated preferred stock purchase rights), for
$13.50 net per share in cash, upon the terms and subject to the conditions set forth in this Amended and Restated Offer to Purchase (as amended or supplemented from time to time, this "Offer to Purchase") and the related Amended and
Restated Letter of Transmittal (the "Letter of Transmittal")."

      The answer to the question "Who is offering to buy my securities?" is hereby deleted in its entirety and replaced with the following answer:

      "Our name is BZ Acquisition Corp. We are a Delaware corporation formed to serve as an acquisition vehicle with no current operations other than those incident to the offer. As permitted by the merger agreement, dated as of
February 23, 2007, among Steel Partners II, BZ Acquisition and Bairnco, Steel
Partners II transferred its entire interest in BZ Acquisition to WHX for nominal consideration on April 12, 2007. Accordingly, we are now a wholly owned subsidiary of WHX and, subject to the satisfaction of the conditions to the offer, we will consummate the offer as a wholly owned subsidiary of WHX. THE
TRANSFER OF BZ ACQUISITION FROM STEEL PARTNERS II TO WHX DID NOT AND WILL NOT
CHANGE ANY OF THE CONDITIONS TO THE OFFER OR ADD A FINANCING OR ANY OTHER
CONDITION TO THE OFFER. See "The Offer--Section 15" for a description of the conditions to the offer.

      All references in this Offer to Purchase to affiliates of Steel Partners
II include WHX."

      The answer to the question "Do you have the financial resources to pay for the shares?" is hereby deleted in its entirety and replaced with the following answer:

      "Yes. We will need approximately $101.5 million to purchase all Shares pursuant to the offer, including Shares owned by Steel Partners II, and to pay related fees and expenses. Steel Partners II has agreed to provide the financing to WHX and BZ Acquisition required to consummate the offer and to pay related fees and expenses. The offer is not conditioned upon obtaining this or any other financing. See "The Offer--Section 10"."

INTRODUCTION

      The first sentence of the first paragraph of the "Introduction" is hereby deleted in its entirety and replaced with the following sentence:

      "We, BZ Acquisition Corp. (the "Purchaser" or "we"), a Delaware
corporation and a wholly owned subsidiary of WHX Corporation ("WHX"), a Delaware corporation and an affiliate of Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), are offering to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of
Bairnco Corporation, a Delaware corporation (the "Company"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common
Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of June
22, 2006, as amended as of February 23, 2007, between the Company and
Computershare Investor Services, LLC, as the rights agent (the "Rights
Agreement"), for $13.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Amended and Restated Offer to
Purchase (as amended or supplemented from time to time, this "Offer to
Purchase") and the related Amended and Restated Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the
"Offer")."

      The "Introduction" is hereby amended by inserting after the third paragraph the following paragraph:

      "As permitted by the Merger Agreement (as defined below), on April 12,
2007, Steel Partners II transferred its entire interest in the Purchaser to WHX for nominal consideration. Accordingly, we are now a wholly owned subsidiary of
WHX and, subject to the satisfaction of the conditions to the Offer, we will consummate the Offer as a wholly owned subsidiary of WHX. THE TRANSFER OF THE
PURCHASER FROM STEEL PARTNERS II TO WHX DID NOT AND WILL NOT CHANGE ANY OF THE
CONDITIONS TO THE OFFER OR ADD A FINANCING OR ANY OTHER CONDITION TO THE OFFER.
In addition, WHX has agreed to reimburse Steel Partners II for all reasonable fees and

expenses that have been incurred by Steel Partners II in connection with the
Offer, the Merger (as defined below) and the other transactions contemplated by the Merger Agreement. All references in this Offer to Purchase to affiliates of
Steel Partners II include WHX."

THE OFFER

SECTION 10 - "SOURCE AND AMOUNT OF FUNDS"

      Section 10 ("Source and Amount of Funds") is hereby amended and restated
as follows:

      "We will need approximately $101.5 million to purchase all Shares pursuant to the Offer, including Shares owned by Steel Partners II, and to pay related fees and expenses. Pursuant to a Loan and Security Agreement (the "Bridge Loan
Agreement") between the Purchaser and the Company, as borrowers, and Steel
Partners II, as lender, and a Subordinated Loan and Security Agreement (the
"Subordinated Loan Agreement" and, together with the Bridge Loan Agreement, the
"Loan Agreements"), between WHX, as borrower, and Steel Partners II, as lender,
Steel Partners II will provide the financing to WHX and the Purchaser required to consummate the Offer and to pay related fees and expenses.

      The Bridge Loan Agreement provides for a bridge term loan of up to $90 million from Steel Partners II to the Purchaser, which will be assumed by the
Company as a result of the Merger. Borrowings under the Bridge Loan Agreement bear (i) cash interest at a rate per annum equal to the prime rate of JP Morgan
Chase plus 1.75% and (ii) pay-in-kind interest at a rate per annum equal to the prime rate of JP Morgan Chase plus 4.5% for the first 90 days the loan is outstanding and plus 5% for the balance of the term, each as adjusted from time to time, with a minimum aggregate interest rate of 14.5% per annum for the first
90 days the loan is outstanding, and 15% per annum for the balance of the term, and a maximum aggregate interest rate of 18% per annum. The cash interest rate and the pay-in-kind interest rate may be adjusted from time to time, by agreement of Steel Partners II and the Company, so long as the aggregate interest rate remains the same. Interest is payable monthly in arrears.
Following the effective time of the Merger, obligations under the Bridge Loan
Agreement will be guaranteed by certain of the Company's subsidiaries and secured by a junior lien on the assets of the Company and certain of its subsidiaries and capital stock of certain of the Company's subsidiaries.
Obligations under the Bridge Loan Agreement will also be guaranteed by WHX on an unsecured basis. The scheduled maturity date of the indebtedness under the Bridge Loan
Agreement is the earlier to occur of (i) June 30, 2008 and (ii) such time as the
Company obtains any replacement financing. Indebtedness under the Bridge Loan
Agreement may be prepaid without penalty or premium.

      The Subordinated Loan Agreement provides for a subordinated term loan of
$15 million from Steel Partners II to WHX, which will be unsecured at the WHX level and the proceeds of which will be used by WHX to make a capital contribution to the Purchaser. Borrowings under the Subordinated Loan Agreement bear pay-in-kind interest at a rate per annum equal to the prime rate of JP
Morgan Chase plus 7.75%, adjusted from time to time, with a minimum interest rate of 16% per annum and a maximum interest rate of 19% per annum. Interest is payable monthly in arrears. Following the effective time of the Merger, obligations under the Subordinated Loan Agreement will by guaranteed by the
Company and certain of its subsidiaries and secured by a junior lien on the assets of the Company and certain of its subsidiaries and capital stock of certain of the Company's subsidiaries. The indebtedness under the Subordinated
Loan Agreement will mature on the second anniversary of the issuance of the subordinated loan and may be prepaid without penalty or premium.

      The Loan Agreements contain customary representations, warranties, covenants, events of default and indemnification provisions. The indebtedness under the Bridge Loan Agreement and the related security interests will be subordinated to the indebtedness and related security interests granted under the Company's existing senior credit facility with Bank of America, N.A. The guarantees of the indebtedness under the Subordinated Loan Agreement and the related security interests will be subordinated to all indebtedness and security interests described in the preceding sentence.

      It is anticipated that the borrowings described above will be refinanced prior to their maturity. No decision has been made concerning any such refinancing, and any decision to refinance this indebtedness will be based on a number of factors, including available financing terms and conditions, prevailing interest rates and other economic conditions.

      A copy of the Bridge Loan Agreement and the Subordinated Loan Agreement is
filed as Exhibit (b)(i) and (b)(ii), respectively, to the tender offer statement on Schedule TO filed by Steel Partners II, WHX and the Purchaser with the SEC in connection with the Offer. Reference is made to such exhibits for a more complete description of the terms and conditions of the Loan Agreements.

      The Offer is not subject to any financing condition."

SECTION 11 - "BACKGROUND OF THE OFFER"

      Section 11 ("Background of the Offer") is hereby amended by inserting the following paragraph after the last paragraph of such Section:

      "On April 12, 2007, Steel Partners II transferred its entire interest in the Purchaser to WHX for nominal consideration."

SECTION 12 - "PURPOSE OF THE OFFER; PLANS FOR THE COMPANY; STATUTORY
REQUIREMENTS; APPROVAL OF THE MERGER; APPRAISAL RIGHTS"

      Section 12 ("Purpose of the Offer; Plans for the Company; Statutory
Requirements; Approval of the Merger; Appraisal Rights") is hereby amended by deleting the last sentence of the last paragraph under "Statutory Requirements;
Approval of the Merger" and replacing it with the following sentence:

      "WHX presently intends to effect a short-form merger if permitted to do so under Section 253 of the Delaware Law."

      All references in the Form of Amended and Restated Letter of Transmittal,
Form of Amended and Restated Notice of Guaranteed Delivery, Revised Form of
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
Nominees, and Revised Form of Letter to Clients for use by Brokers, Dealers,
Commercial Banks, Trust Companies and Other Nominees, to BZ Acquisition Corp. as
a wholly owned subsidiary of Steel Partners II, L.P. are hereby amended and restated to refer to BZ Acquisition Corp. as a wholly owned subsidiary of WHX
Corporation.

      THE REVISED FORM OF LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST
COMPANIES AND OTHER NOMINEES ATTACHED AS EXHIBIT (A)(1)(XI) TO THE SCHEDULE TO
IS HEREBY FURTHER AMENDED AS FOLLOWS:

      The last paragraph of the Revised Form of Letter to Brokers, Dealers,
Commercial Banks, Trust Companies and Other Nominees is hereby deleted in its entirety and replaced with the following paragraph:

      "NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE
YOU THE AGENT OF BZ ACQUISITION CORP., STEEL PARTNERS II, L.P., WHX CORPORATION,
THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO
USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION
WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS
CONTAINED THEREIN. "

      THE REVISED FORM OF LETTER TO CLIENTS FOR USE BY BROKERS, DEALERS,
COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES ATTACHED AS EXHIBIT
(A)(1)(XII) TO THE SCHEDULE TO IS HEREBY FURTHER AMENDED AS FOLLOWS:

      Paragraph 5 of the Revised Form of Letter to Clients for use by Brokers,
Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby deleted in its entirety and replaced with the following paragraph:

      "5. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 23, 2007 (the "Merger Agreement"), by and among Steel
Partners II, the Purchaser and the Company, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of WHX Corporation (the
"Merger")."

ITEM 10.    FINANCIAL STATEMENTS.

      Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

      On April 12, 2007, each of Steel Partners II and WHX issued a press release announcing that (i) as permitted by the Merger Agreement with the
Company, Steel Partners II transferred its entire interest in the Purchaser to
WHX for nominal consideration (the "BZA Transfer") and (ii) Steel Partners II
has agreed to provide the financing to WHX and the Purchaser required to consummate the Offer and to pay related fees and expenses. The BZA Transfer did not and will not result in the amendment or addition of any conditions to the consummation of the Offer. The press releases issued by Steel Partners II and
WHX are attached hereto as Exhibits (a)(5)(xxi) and (a)(5)(xxii), respectively.

ITEM 12.    EXHIBITS.

      (a)(1)(i)     Offer to Purchase dated June 22, 2006.*

      (a)(1)(ii)    Form of Letter of Transmittal.*

      (a)(1)(iii)   Form of Notice of Guaranteed Delivery.*

      (a)(1)(iv)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.*

      (a)(1)(v)     Form of Letter to Clients for use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and Other Nominees.*

      (a)(1)(vi)    Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.*

      (a)(1)(vii)   Form of summary advertisement, dated June 22, 2006.*

      (a)(1)(viii)  Amended and Restated Offer to Purchase dated March 2, 2007.*

      (a)(1)(ix)    Form of Amended and Restated Letter of Transmittal.*

      (a)(1)(x)     Form of Amended and Restated Notice of Guaranteed Delivery.*

      (a)(1)(xi)    Revised Form of Letter to Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees.*

      (a)(1)(xii)   Revised Form of Letter to Clients for use by Brokers,
                    Dealers, Commercial Banks, Trust Companies and Other
                    Nominees.*

      (a)(1)(xiii)  Supplement to the Amended and Restated Offer to Purchase
                    dated March 30, 2007.*

      (a)(5)(i)     Text of press release issued by Steel Partners II, dated
                    June 15, 2006.*

      (a)(5)(ii)    Text of press release issued by Steel Partners II, dated
                    June 22, 2006.*

      (a)(5)(iii)   Text of press release issued by Steel Partners II, dated
                    June 26, 2006.*

      (a)(5)(iv)    Text of press release issued by Steel Partners II, dated
                    July 21, 2006.*

      (a)(5)(v)     Text of press release issued by Steel Partners II, dated
                    August 10, 2006.*

      (a)(5)(vi)    Text of press release issued by Steel Partners II, dated
                    September 11, 2006.*

      (a)(5)(vii)   Text of press release issued by Steel Partners II, dated
                    September 29, 2006.*

      (a)(5)(viii)  Text of press release issued by Steel Partners II, dated
                    October 27, 2006.*

      (a)(5)(ix)    Text of press release issued by Steel Partners II, dated
                    November 28, 2006.*

      (a)(5)(x)     Text of press release issued by Steel Partners II, dated
                    December 29, 2006.*

      (a)(5)(xi)    Text of press release issued by Steel Partners II, dated
                    January 23, 2007.*

      (a)(5)(xii)   Nomination letter, dated January 23, 2007, delivered by
                    Steel Partners II to the Company.*

      (a)(5)(xiii)  Text of press release issued by Steel Partners II, dated
                    January 24, 2007.*

      (a)(5)(xiv)   Text of press release issued by Steel Partners II, dated
                    January 30, 2007.*

      (a)(5)(xv)    Text of press release issued by Steel Partners II, dated
                    February 2, 2007.*

      (a)(5)(xvi)   Presentation delivered by Steel Partners II to Institutional
                    Shareholder Services on February 5, 2007*

      (a)(5)(xvii)  Text of joint press release issued by Steel Partners II and the Company, dated February 23, 2007.*

      (a)(5)(xviii) Text of press release issued by Steel Partners II, dated
                    February 23, 2007.*

      (a)(5)(xix)   Text of press release issued by Steel Partners II, dated
                    March 19, 2007.*

      (a)(5)(xx)    Text of press release issued by Steel Partners II, dated
                    March 30, 2007.*

      (a)(5)(xxi)   Text of press release issued by Steel Partners II, dated
                    April 12, 2007.

      (a)(5)(xxii)  Text of press release issued by WHX, dated April 12, 2007.

      (b)(i)        Loan and Security Agreement by and among BZ Acquisition
                    Corp. and Bairnco Corporation, as borrowers, and Steel
                    Partners II, L.P., as lender.

      (b)(ii)       Subordinated Loan and Security Agreement between WHX
                    Corporation, as borrower, and Steel Partners II, L.P., as
                    lender.

      (c)           Not applicable.

      (d)(i)        Joint Filing Agreement by and among Steel Partners II, Steel
                    Partners, L.L.C. and Warren G. Lichtenstein dated September
                    8, 2004.*

      (d)(ii)       Joint Filing and Solicitation Agreement by and among Steel
                    Partners II, Steel Partners, L.L.C., the Purchaser, Warren
                    G. Lichtenstein, Hugh F. Culverhouse, John J. Quicke,
                    Anthony Bergamo and Howard M. Leitner, dated as of December
                    29, 2006.*

      (d)(iii)      Agreement and Plan of Merger, dated as of February 23, 2007, by and among Steel Partners II, the Purchaser and the
                    Company.*

      (d)(iv)       Tender and Support Agreement, dated as of February 23, 2007, by and among Steel Partners II, Luke E. Fichthorn III,
                    Kenneth L. Bayne, Gerald L. DeGood, Charles T. Foley,
                    Lawrence C. Maingot, Larry D. Smith, James A. Wolf and
                    William F. Yelverton.*

      (d)(v)        Joint Filing Agreement by and among Steel Partners II, Steel
                    Partners, L.L.C., Warren G. Lichtenstein, BZ Acquisition
                    Corp. and WHX Corporation dated March 30, 2007.*

      (d)(vi)       Stock Purchase Agreement, dated as of April 12, 2007, by and between Steel Partners II, L.P. and WHX Corporation.

      (e)           Not applicable.

      (f)           Not applicable.

      (g)           Not applicable.

      (h)           Not applicable.

   -----------
   * Previously filed

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2007

                              STEEL PARTNERS II, L.P.

                              By:  Steel Partners, L.L.C.
                                     General Partner

                              By: /s/ Warren G. Lichtenstein
                                  ----------------------------------------------
                              Name: Warren G. Lichtenstein
                              Title: Managing Member

                              BZ ACQUISITION CORP.

                              By: /s/ Warren G. Lichtenstein
                                  ----------------------------------------------
                              Name: Warren G. Lichtenstein
                              Title: President

                              WHX CORPORATION

                              By: /s/ Glen M. Kassan
                                  ----------------------------------------------
                              Name: Glen M. Kassan
                              Title: Chief Executive Officer

                                  EXHIBIT INDEX

      (a)(1)(i)     Offer to Purchase dated June 22, 2006.*

      (a)(1)(ii)    Form of Letter of Transmittal.*

      (a)(1)(iii)   Form of Notice of Guaranteed Delivery.*

      (a)(1)(iv)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.*

      (a)(1)(v)     Form of Letter to Clients for use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and Other Nominees.*

      (a)(1)(vi)    Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.*

      (a)(1)(vii)   Form of summary advertisement, dated June 22, 2006.*

      (a)(1)(viii)  Amended and Restated Offer to Purchase dated March 2, 2007.*

      (a)(1)(ix)    Form of Amended and Restated Letter of Transmittal.*

      (a)(1)(x)     Form of Amended and Restated Notice of Guaranteed Delivery.*

      (a)(1)(xi)    Revised Form of Letter to Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees.*

      (a)(1)(xii)   Revised Form of Letter to Clients for use by Brokers,
                    Dealers, Commercial Banks, Trust Companies and Other
                    Nominees.*

      (a)(1)(xiii)  Supplement to the Amended and Restated Offer to Purchase
                    dated March 30, 2007.*

      (a)(5)(i)     Text of press release issued by Steel Partners II, dated
                    June 15, 2006.*

      (a)(5)(ii)    Text of press release issued by Steel Partners II, dated
                    June 22, 2006.*

      (a)(5)(iii)   Text of press release issued by Steel Partners II, dated
                    June 26, 2006.*

      (a)(5)(iv)    Text of press release issued by Steel Partners II, dated
                    July 21, 2006.*

      (a)(5)(v)     Text of press release issued by Steel Partners II, dated
                    August 10, 2006.*

      (a)(5)(vi)    Text of press release issued by Steel Partners II, dated
                    September 11, 2006.*

      (a)(5)(vii)   Text of press release issued by Steel Partners II, dated
                    September 29, 2006.*

      (a)(5)(viii)  Text of press release issued by Steel Partners II, dated
                    October 27, 2006.*

      (a)(5)(ix)    Text of press release issued by Steel Partners II, dated
                    November 28, 2006.*

      (a)(5)(x)     Text of press release issued by Steel Partners II, dated
                    December 29, 2006.*

      (a)(5)(xi)    Text of press release issued by Steel Partners II, dated
                    January 23, 2007.*

      (a)(5)(xii)   Nomination letter, dated January 23, 2007, delivered by
                    Steel Partners II to the Company.*

      (a)(5)(xiii)  Text of press release issued by Steel Partners II, dated
                    January 24, 2007.*

      (a)(5)(xiv)   Text of press release issued by Steel Partners II, dated
                    January 30, 2007.*

      (a)(5)(xv)    Text of press release issued by Steel Partners II, dated
                    February 2, 2007.*

      (a)(5)(xvi)   Presentation delivered by Steel Partners II to Institutional
                    Shareholder Services on February 5, 2007*

      (a)(5)(xvii)  Text of joint press release issued by Steel Partners II and the Company, dated February 23, 2007.*

      (a)(5)(xviii) Text of press release issued by Steel Partners II, dated
                    February 23, 2007.*

      (a)(5)(xix)   Text of press release issued by Steel Partners II, dated
                    March 19, 2007.*

      (a)(5)(xx)    Text of press release issued by Steel Partners II, dated
                    March 30, 2007.*

      (a)(5)(xxi)   Text of press release issued by Steel Partners II, dated
                    April 12, 2007.

      (a)(5)(xxii)  Text of press release issued by WHX, dated April 12, 2007.

      (b)(i)        Loan and Security Agreement by and among BZ Acquisition
                    Corp. and Bairnco Corporation, as borrowers, and Steel
                    Partners II, L.P., as lender.

      (b)(ii)       Subordinated Loan and Security Agreement between WHX
                    Corporation, as borrower, and Steel Partners II, L.P., as
                    lender.

      (c)           Not applicable.

      (d)(i)        Joint Filing Agreement by and among Steel Partners II, Steel
                    Partners, L.L.C. and Warren G. Lichtenstein dated September
                    8, 2004.*

      (d)(ii)       Joint Filing and Solicitation Agreement by and among Steel
                    Partners II, Steel Partners, L.L.C., the Purchaser, Warren
                    G. Lichtenstein, Hugh F. Culverhouse, John J. Quicke,
                    Anthony Bergamo and Howard M. Leitner, dated as of December
                    29, 2006.*

      (d)(iii)      Agreement and Plan of Merger, dated as of February 23, 2007, by and among Steel Partners II, the Purchaser and the
                    Company.*

      (d)(iv)       Tender and Support Agreement, dated as of February 23, 2007, by and among Steel Partners II, Luke E. Fichthorn III,
                    Kenneth L. Bayne, Gerald L. DeGood, Charles T. Foley,
                    Lawrence C. Maingot, Larry D. Smith, James A. Wolf and
                    William F. Yelverton.*

      (d)(v)        Joint Filing Agreement by and among Steel Partners II, Steel
                    Partners, L.L.C., Warren G. Lichtenstein, BZ Acquisition
                    Corp. and WHX Corporation dated March 30, 2007.*

      (d)(vi)       Stock Purchase Agreement, dated as of April 12, 2007, by and between Steel Partners II, L.P. and WHX Corporation.

      (e)           Not applicable.

      (f)           Not applicable.

      (g)           Not applicable.

      (h)           Not applicable.

   -----------
   * Previously filed